HEMISPHERE MEDIA GROUP, INC.
4000 Ponce de Leon Blvd., Suite 650

Coral Gables, FL 33146

June 4, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1065

Attention: Mr. Paul Fischer

Hemisphere Media Group, Inc.
Registration Statement on
Form S-3 (File No. 333-231867)

Dear Mr. Fischer:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration of Class A common stock, par value $0.0001 per share, preferred stock, par value $0.0001 per share, debt securities and warrants that Hemisphere Media Group, Inc. (the “Company”) or the selling stockholders may offer for sale from time to time with an aggregate offering price of $250,000,000 be accelerated to June 6, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Alex J. Tolston
	Name:	Alex J. Tolston
	Title:	Executive Vice President, General Counsel and Corporate Secretary